                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                             Amerigon Incorporated
--------------------------------------------------------------------------------
                               (Name of Issuer)


                      Class A Common Stock, No Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  03070L 30 0
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               George L. Argyros
                           Arnel Development Company
                       949 South Coast Drive, Suite 600
                             Costa Mesa, CA 92626
                                (714) 481-5000

                                with a copy to:

                               Thomas M. Wheeler
                             TMW Enterprises Inc.
                      801 West Big Beaver Road, Suite 201
                                Troy, MI 48084
                                (248) 362-3620
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 8, 1999
--------------------------------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box


                        (Continued on following pages)

-----------------------                                  ---------------------
  CUSIP NO. 03070L 30 0            13 D                     PAGE  OF  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      George L. Argyros
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             6,642,776
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,642,776
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 6,642,776 shares of Class A Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Westar Capital II, LLC; Mr. Argyros disclaims beneficial ownership of these shares except to the extent of his interests in Westar Capital II, LLC; (iii) 614,821 shares underlying contingent warrants held by Westar Capital II, LLC; Mr. Argyros disclaims beneficial ownership of such shares until the shares are purchased upon exercise of the warrants, and he further disclaims beneficial ownership of these shares except to the extent of his interests in Westar Capital II, LLC; (iv) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Big Beaver Investments LLC; Mr. Argyros disclaims beneficial ownership of these shares; and (v) 614,821 shares underlying contingent warrants held by Big Beaver Investments LLC; Mr. Argyros disclaims beneficial ownership of these shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      73.8% (after giving effect to the exercise of the contingent warrants, which includes the exercise of other warrants upon which the exercisability of the contingent warrants depends)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 03070L 30 0             13 D                    PAGE  OF  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Thomas M. Wheeler
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             6,642,776
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,642,776
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 6,642,776 shares of Class A Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; Mr. Wheeler disclaims beneficial ownership of these shares; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Westar Capital II, LLC; Mr. Wheeler disclaims beneficial ownership of these shares; (iii) 614,821 shares underlying contingent warrants held by Westar Capital II, LLC; Mr. Wheeler disclaims beneficial ownership of these shares; (iv) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Big Beaver Investments LLC; Mr. Wheeler disclaims beneficial ownership of these shares except to the extent of his interests in Big Beaver Investments LLC; and (v) 614,821 shares underlying contingent warrants held by Big Beaver Investments LLC; Mr. Wheeler disclaims beneficial ownership of these shares until the shares are purchased upon exercise of the warrants, and he further disclaims beneficial ownership of these shares except to the extent of his interests in Big Beaver Investments LLC.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      73.8% (after giving effect to the exercise of the contingent warrants, which includes the exercise of other warrants upon which the exercisability of the contingent warrants depends)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 03070L 30 0             13 D                    PAGE  OF  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Big Star Investments LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                                     (a) [X]
                                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    None
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 03070L 30 0             13 D                    PAGE  OF  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Big Beaver Investments LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                                     (a) [X]
                                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             6,642,776
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,642,776
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 6,642,776 shares of Class A Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; Big Beaver Investments LLC disclaims beneficial ownership of these shares; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Westar Capital II, LLC; Big Beaver Investments LLC disclaims beneficial ownership of these shares;
      (iii) 614,821 shares underlying contingent warrants held by Westar Capital II, LLC; Big Beaver Investments LLC disclaims beneficial ownership of these shares; (iv) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Big Beaver Investments LLC; and (v) 614,821 shares underlying contingent warrants held by Big Beaver Investments LLC; Big Beaver Investments LLC disclaims beneficial ownership of these shares until the shares are purchased upon exercise of the warrants.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      73.8% (after giving effect to the exercise of the contingent warrants, which includes the exercise of other warrants upon which the exercisability of the contingent warrants depends)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 03070L 30 0                                    PAGE   OF    PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Westar Capital II, LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                             (a) [X] (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*(See Instructions)
 4
          OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) OR 2(e)                                                [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6                 Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          6,642,776
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,642,776
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 6,642,776 shares of Class A Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; Westar Capital II, LLC disclaims beneficial ownership of these shares; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Westar Capital II, LLC;
      (iii) 614,821 shares underlying contingent warrants held by Westar Capital II, LLC; Westar Capital II, LLC disclaims beneficial ownership of these shares until such time as the shares are purchased upon exercise of the warrants; (iv) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Big Beaver Investments LLC; Westar Capital II, LLC disclaims beneficial ownership of these shares; and (v) 614,821 shares underlying contingent warrants held by Big Beaver Investments LLC; Westar Capital II, LLC disclaims beneficial ownership of these shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      (See Instructions)                                                   [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13 73.8% (after giving effect to the exercise of the contingent warrants, which includes the exercise of other warrants upon which the exercisability of the contingent warrants depends)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*(See Instructions)
14
          OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 03070L 30 0                                    PAGE   OF    PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Westar Capital Associates II, LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                             (a) [X] (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*(See Instructions)
 4
          OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) OR 2(e)                                                [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6                 Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          6,642,776
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,642,776
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 6,642,776 shares of Class A Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; Westar Capital Associates II, LLC disclaims beneficial ownership of these shares; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Westar Capital II, LLC; Westar Capital Associates II, LLC disclaims beneficial ownership of these shares except to the extent of its interest in Westar Capital II, LLC
      (iii) 614,821 shares underlying contingent warrants held by Westar Capital II, LLC; Westar Capital Associates II, LLC disclaims beneficial ownership of these shares until such time as the shares are purchased upon exercise of the warrants and it further disclaims beneficial ownership of such shares except to the extent of its interest in Westar Capital II, LLC;
      (iv) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Big Beaver Investments LLC; Westar Capital Associates II, LLC disclaims beneficial ownership of these shares; and (v) 614,821 shares underlying contingent warrants held by Big Beaver Investments LLC; Westar Capital Associates II, LLC disclaims beneficial ownership of these shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      (See Instructions)                                                   [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13 73.8% (after giving effect to the exercise of the contingent warrants, which includes the exercise of other warrants upon which the exercisability of the contingent warrants depends)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*(See Instructions)
14
          OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     George L. Argyros, Thomas M. Wheeler and Big Star Investments LLC ("Big Star") hereby amend their report on Schedule 13D filed on April 8, 1999 (the "Original Statement") with respect to shares of Class A Common Stock of Amerigon Incorporated, a California corporation (the "Issuer"). In connection with the transactions described in the Original Statement, Big Beaver Investments LLC ("Big Beaver"), Westar Capital II, LLC ("Westar II") and Westar Capital Associates II, LLC ("Westar Associates") have become reporting persons, and Big Star no longer owns any interest in the Issuer's securities and is no longer a reporting person under Section 13 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. George L. Argyros, Thomas M. Wheeler, Big Beaver, Westar II and Westar Associates are collectively referred to herein as the "Reporting Persons."

ITEM 1.   SECURITY AND ISSUER.
          --------------------

     This statement on Schedule 13D relates to the Class A Common Stock, no par value (the "Issuer Common Stock"), of the Issuer. The principal executive offices of the Issuer are located at 5462 Irwindale Avenue, Irwindale, California 91706.

ITEM 2.   IDENTITY AND BACKGROUND.
          ------------------------

     Big Star is a Delaware limited liability company formed for the purpose of entering into a Credit Agreement (Exhibit 5 to the Original Statement) with the Issuer and making the loan pursuant thereto. Big Star's principal business address is c/o Westar Capital, 949 South Coast Drive, Suite 650, Costa Mesa, California 92626, and its managing members are Westar II and Big Beaver. Westar II is a Delaware limited liability company engaged in the business of investing in both private and public companies. Westar II's managing member is Westar Associates. Westar Associates is a Delaware limited liability company engaged in the business of investing in both private and public companies. George Argyros owns a controlling interest in Westar II and Westar Associates. Mr Argyros is the Chairman of the Board and Chief Executive Officer of Arnel and Affiliates, a private investment company. John Clark is the managing member of Westar Associates. Mr. Clark's principal occupation is as a partner of Westar Capital, a private investment firm. Mr. Clark is a member of the board of directors of the Issuer. Mr. Clark and Mr. Argyros are U.S. citizens. The principal business address of Westar II, Westar Associates, Westar Capital, and John Clark is 949 South Coast Drive, Suite 650, Costa Mesa, California 92626. The principal business address of Mr. Argyros and Arnel and Affiliates is 949 South Coast Drive, Suite 600, Costa Mesa, California 92626.

     Big Beaver is a Delaware limited liability company engaged in the business of investing in both private and public companies. The sole member of Big
Beaver is WIIIH LP and the general partner of WIIIH LP is TMW Enterprises, Inc., a Delaware corporation. Thomas M. Wheeler owns a controlling interest in TMW, WIIIH LP and Big Beaver. Mr. Wheeler is a private investor. Oscar B Marx, III is the President of TMW and of Big Beaver. Mr. Wheeler and Mr. Marx are U.S. citizens. The principal business address of Big Beaver, WIIIH LP, TMW, Mr. Wheeler and Mr. Marx is 801 W. Big Beaver Road, Suite 201, Troy, Michigan 48084.

     During the past five years, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any person named herein pursuant to Instruction C of Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any person named herein pursuant to Instruction C of Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

     On June 8, 1999, pursuant to the Securities Purchase Agreement dated March 29, 1999 by and among the Issuer, Westar II and Big Beaver (the "SPA"), Westar II and Big Beaver each purchased 4,500 shares of Series A Preferred Stock and contingent warrants to purchase up to 614,821 shares of Issuer Common Stock ("Contingent Warrants"). Westar II and Big Beaver purchased those securities with their respective investment assets.

ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

     The purpose of the purchase of Series A Preferred Stock and Contingent Warrants pursuant to the SPA was to acquire a control of the Issuer. The 9,000 shares of Series A Preferred Stock purchased by Westar II and Big Beaver together are convertible into 5,373,134 shares of Issuer Common Stock which constituted 73.8% of the outstanding voting securities of the Issuer at the closing. The Contingent Warrants are exercisable in the aggregate for up to 1,229,642 shares of Issuer Common Stock. The Contingent Warrants, however, are exercisable only upon the exercise of certain other outstanding warrants to purchase Issuer Common Stock and only for that number of shares equal to 73.8% of the shares purchased under such other warrants. The purpose of the Contingent Warrants is to provide the investors with anti-dilution protection in the event that other outstanding warrants to purchase Issuer Common Stock are exercised. Consequently, the exercise of the Contingent Warrants would not result in the investors together owning more that 73.8% of the outstanding Issuer Common Stock.

     The terms of the Series A Preferred Stock are set forth in a Certificate of Determination of Rights, Preferences and Privileges ("Certificate of Determination") as filed with the California Secretary of State (Exhibit 4 hereto). The Series A Preferred Stock has liquidation preferences, conversion rights, the right to elect five members of the board of directors, class voting rights on certain matters, and certain other rights and preferences as set forth in the Certificate of Determination.

     Pursuant to the terms of the Investors' Rights Agreement ("Rights Agreement") dated June 8, 1999 (Exhibit 5 hereto), Big Beaver and Westar II have certain rights to register for resale pursuant to the Securities Act of 1933, as amended, any shares of Issuer Common Stock received upon the exercise of the Contingent Warrants or the conversion of the Series A Preferred Stock. The Rights Agreement also provides Big Beaver and Westar II with a right of first refusal to participate in future sales of equity securities by the Issuer, subject to the terms, conditions and limitations provided in the Rights Agreement.

     The obligations of the Issuer to Big Star under the Credit Agreement have been paid in full as of June 8, 1999, and the Bridge Loan Warrant (Exhibit 3 to the Original Statement) issued in connection with the Credit Agreement terminated as of June 8, 1999.

     Upon the closing of the transactions contemplated by the SPA, Big Beaver and Westar II entered into a shareholders' agreement ("Shareholders' Agreement")
(i) providing for the election of the five directors to be elected by the holders of Series A Preferred Stock, (ii) creating buy-sell rights between the Series A shareholders in the event of a disagreement with respect to certain significant corporate matters and (iii) restricting the transfer of the Series A Preferred Stock, Issuer Common Stock issuable upon conversion thereof, and Contingent Warrants (and Issuer Common Stock underlying such warrants) held by each party. A copy of the Shareholders' Agreement is filed as Exhibit 6 hereto. The Shareholders' Agreement terminates upon the earlier to occur of certain trigger events or the fifth anniversary of the agreement.

     Pursuant to the SPA, Michael R. Peevey resigned from the Issuer's board of directors. The number of authorized directors has been increased to seven and the three existing vacancies will be filled with directors acceptable to Westar II and Big Beaver in accordance with the Shareholders' Agreement.

     Other than as described above, no Reporting Person has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

     The foregoing summary and discussion of the Bridge Loan Warrant, Contingent Warrants, SPA, Credit Agreement, Certificate of Determination, Investors' Rights Agreement and Shareholders' Agreement is qualified in its entirety by reference to the copies of such documents included as exhibits to the Original Statement and/or this Amendment No. 1 to Schedule 13D and incorporated herein in their entirety by this reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          -------------------------------------

     (a) - (b) According to the Issuer's representation in connection with the SPA, there were 1,910,088 shares of Issuer Common Stock outstanding as of June 8, 1999. Westar II and Big Beaver each owns 4,500 shares of Series A Preferred Stock, which are currently convertible into 2,686,567 shares of Issuer Common Stock, representing approximately 36.9% of the outstanding shares of Issuer Common Stock. In addition, Westar II and Big Beaver each owns Contingent Warrants which are exercisable for up to 614,821 shares of Issuer Common Stock. The Contingent Warrants, however, are exercisable only upon the exercise of certain other outstanding warrants to purchase Issuer Common Stock and only for that number of shares equal to 36.9% of the shares purchased under such other warrants. The purpose of the Contingent Warrants is to provide the investors with anti-dilution protection in the event that other outstanding warrants to purchase Issuer Common Stock are exercised. Consequently, the exercise of the Contingent Warrants would not result in either investor owning more than 36.9% of the outstanding Issuer Common Stock or in the investors together owning more than 73.8% of the outstanding Issuer Common Stock. The Reporting Persons disclaim beneficial ownership of the shares underlying the Contingent Warrants until such time as such shares are purchased upon the exercise of such Contingent Warrants.

     Due to the controlling interest of George Argyros in Westar II and its controlling entities, and the controlling interest of Thomas Wheeler in Big Beaver and its controlling entities, Mr. Argyros and Mr. Wheeler may be deemed to share the power to vote and dispose of (and therefore be the beneficial owners of) the shares issuable upon conversion of the Series A Preferred Stock and the exercise of the Contingent Warrants held by their respective affiliates. In addition, as the managing member of Westar II, Westar Associates may be deemed to be the beneficial owner of the shares held by Westar II. George Argyros and Westar Associates disclaim beneficial ownership of (i) all shares of Series A Preferred Stock, Contingent Warrants and shares of Issuer Common Stock issuable upon conversion or exercise thereof which are held by Big Beaver, and (ii) all shares of Series A Preferred Stock, Contingent Warrants and shares of Issuer Common Stock issuable upon conversion or exercise thereof which are held by Westar II, except to the extent of their respective interests in Westar
II. Westar II disclaims beneficial ownership of all shares of Series A Preferred Stock, Contingent Warrants and shares of Issuer Common Stock issuable upon conversion or exercise thereof which are held by Big Beaver. Thomas Wheeler disclaims beneficial ownership of (i) all shares of Series A Preferred Stock, Contingent Warrants and shares of Issuer Common Stock issuable upon conversion or exercise thereof which are held by Westar II, and (ii) all shares of Series A Preferred Stock, Contingent Warrants and shares of Issuer Common Stock issuable upon conversion or exercise thereof which are held by Big Beaver, except to the extent of his interests in Big Beaver. Big Beaver disclaims beneficial ownership of all shares of Series A Preferred Stock, Contingent Warrants and shares of Issuer Common Stock issuable upon conversion or exercise thereof which are held by Westar II.

     George Argyros owns 40,000 shares of Issuer Common Stock representing approximately 2.1% of the outstanding shares. As members of a group, Thomas Wheeler, Big Beaver, Westar Associates and Westar II may be deemed to be the beneficial owners of Mr. Argyros' shares. Mr. Wheeler, Big Beaver, Westar Associates and Westar II disclaim beneficial ownership of such shares.

     In addition, John Clark owns 2,500 shares of Issuer Common Stock and has the right to acquire pursuant to currently exercisable options 11,000 shares of Issuer Common Stock representing less than 1% of the outstanding shares (after giving effect to the exercise of such option). Oscar B. Marx, III does not beneficially own any shares of Issuer Common Stock.

     (c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 pursuant to Instruction C of Schedule 13D, has effected any transaction in the Issuer Common Stock during the past 60 days, other than the purchase of securities pursuant to the SPA.

     (d)  None.

(e)  Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ----------------------------

          Other than the Contingent Warrants, Shareholders' Agreement and Rights Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. As of June 8, 1999, the Issuer's obligations under the Credit Agreement have been paid in full and the Bridge Loan Warrant has terminated. The transactions contemplated by the SPA closed on June 8, 1999.


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
          ----------------------------------

          The following documents are filed as exhibits:

          1.   Joint Filing Agreement.
          2. Securities Purchase Agreement dated March 29, 1999, by and among Amerigon Incorporated, Westar Capital II, LLC and Big Beaver Investments LLC. (Incorporated by reference to Exhibit 2 of the Original Statement)
          3.   Form of Contingent Warrants. (Incorporated by reference to
               Exhibit 4 of the Original Statement)
          4. Form of Certificate of Determination. (Incorporated by reference to Exhibit 6 of the Original Statement)
          5. Form of Investors' Rights Agreement. (Incorporated by reference to Exhibit 7 of the Original Statement)
          6.   Shareholders Agreement

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  June 21, 1999

                           BIG STAR INVESTMENTS LLC

                           By:  Westar Capital II, LLC, Member

                                By: Westar Capital Associates II, LLC,
                                    Manager

                                    By:  /s/ Alan B. Sellers
                                        ------------------------------


                           By:  Big Beaver Investments LLC, Member



                               By:  /s/ O.B. Marx III
                                   -------------------------------


                           BIG BEAVER INVESTMENTS LLC


                           By:  /s/ O.B. Marx III
                               -----------------------------------


                                /s/ George Argyros
                           ---------------------------------------
                           GEORGE ARGYROS



                                /s/ Thomas M. Wheeler
                           ---------------------------------------
                           THOMAS M. WHEELER


                           WESTAR CAPITAL II, LLC

                           By: Westar Capital Associates II, LLC
                               Manager


                              By:  /s/ Alan B. Sellers
                                  --------------------------------


                           WESTAR CAPITAL ASSOCIATES II, LLC


                           By:  /s/ Alan B. Sellers
                               -----------------------------------

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